Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Buffalo Wild Wings, Inc.:

We consent to the use of our report dated February 17, 2017, with respect to the consolidated balance sheets of Buffalo Wild Wings, Inc. (the Company) as of December 25, 2016 and December 27, 2015, and the related consolidated statements of earnings, comprehensive income, total equity, and cash flows for each of the fiscal years in the three-year period ended December 25, 2016, and the effectiveness of internal control over financial reporting as of December 25, 2016, which report appears in the Company’s annual report on Form 10-K for the fiscal year ended December 25, 2016, incorporated herein by reference.

/s/ KPMG LLP

Minneapolis, Minnesota
June 26, 2017